Exhibit 99.1

	Masterworks 006, LLC

	Gross Artwork Sale Proceeds	$8,000,000.00
(+)	Cash on Balance Sheet	$131.00
(-)	Sale Expenses Charged to Issuer	$0.00
=	Net Liquidation Proceeds	$8,000,131.00
(-)	Class B Shares	$(100.00)
(-)	Class B Profit Share	$(395,454.20)
=	Distributable Proceeds to Class A Shares	$7,604,576.80
(/)	Total Class A Shares Outstanding	301,138 *
=	Distributable Proceeds per Class A Share	25.25
(/)	Initial Offering Price per Class A Share	20.00
=	Multiple on Invested Capital (MOIC)	1.263

	Offering period
	Cash Receipt Date	5/29/2024
(-)	Final Offering Close Date	7/31/2020
=	Days from final close to cash receipt	1,398
(/)	Days of year	365
=	IRR Period (in years)	3.83

	IRR Calculation
	MOIC	1.26264
	IRR Period (in years)	3.83
	IRR	6.3%

*Reflects 16,718 Class A shares issued in respect of administrative service fees to Masterworks Administrative Services, LLC.